UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 10, 2017

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports
Under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Result of AGM dated 10 May 2017

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: May 10, 2017

By: /s/ Marie Smith
----------------------
Marie Smith
Assistant Secretary

BARCLAYS BANK PLC
(Registrant)

Date: May 10, 2017

By: /s/ Marie Smith
----------------------
Marie Smith
Assistant Secretary

10 May 2017

Barclays PLC

AGM Statements

Chairman's 2017 AGM Statement

Good morning and welcome to Barclays' 2017 Annual General Meeting.  It was a pleasure meeting some of you earlier and I look forward to meeting more of you over lunch.

Since we met last year, I would like to introduce two new members of the Board.

Firstly, Mary Francis who has extensive board level experience across a range of industries including in the past being on the board of the Bank of England. She also had a distinguished executive career, including twelve years at HM Treasury and also serving in the Prime Minister's office.

Secondly, Sir Ian Cheshire was appointed last month both as Non-Executive Director and also Chairman-designate of Barclays ring-fenced bank.  When formed, this will comprise our UK Retail Banking, Business Banking, Barclaycard and Wealth Management businesses. There has been some comment in the press regarding Sir Ian's board commitments and his previous position as a Non-Executive Director of Bradford & Bingley.  On the former, the Prudential Regulatory Authority limits the number of other directorships that can be held, and we have Ian's commitment that he will, over the coming months, adjust his commitments to be fully compliant with this requirement.  We recently issued a notice to this effect.  On the latter, Ian stood down as a Director of Bradford & Bingley over eight years ago and since has a track record of success as a Chief Executive Officer and Chairman.  I am delighted that he agreed to join the Board and Chair our ring-fenced new bank.

Steve Thieke and Diane de Saint Victor are both retiring at this AGM and I would like to thank them sincerely for their contribution to the Group and the Board during their tenure.

I said in my remarks to you at the AGM last year that Barclays and indeed the banking industry faces incredible challenges. Despite this, together with unforeseen events such as Brexit, we have taken significant steps over the past twelve months to bring the company to prosperity.  That said, there remains more to do.

The single most accretive action we are taking is to run down the non-core portfolio, which has caused a significant erosion of earnings and shareholder value.  When instituted, the Non-Core portfolio consisted of £110 billion of risk weighted assets, and over the past three years it has had average pre-tax losses of £2.8 billion per year.  The action of running down this portfolio alone will significantly improve future profitability, and will strengthen our regulatory capital ratio.

At the same time we are taking action to improve significantly the profitability of our core business, and Jes will say a little more on this subject in a few minutes.

I also said in my remarks to you last year that as a globally systemic bank, we are subject to increased capital and liquidity requirements. Whilst there is further to go, our Common Equity Tier 1 Ratio, the key measure of our capital strength, has continued to increase, rising to 12.4% at the end of 2016 from 11.4% a year earlier. We are also working hard to try and resolve the various historical conduct matters that still face the Group.

The actions we took last year to strengthen the senior management team and focus the Group on of our strategic core are beginning to generate results. The Group is now focused on our UK retail and small business franchise, our domestic and international credit card businesses and our international corporate and investment banking business centred around our major businesses and trading hubs in London and New York.

The bank is now smaller and more focused, and by the time we sell down our stake in Barclays Africa, we will have exited nearly 30 countries.   As a consequence of this and other initiatives, the Group balance sheet has almost halved from over £2 trillion assets in 2008 to £1.2 trillion at the end of March this year and will fall further this year.  Our cost reduction programme is also showing good results with total operating expenses falling by over £2 billion in the year.

However, we have much more to do.  The returns from our core business, and particularly the corporate and investment banking segments, are short of where we need them to be.  So despite the significant uplift in market value in the past year, the group is still trading at a 40% discount to book value.  Eliminating this discount is our number one priority near-term but not the only one.

We also need to complete the restructuring of the Group.  A year from today we need to have in place and operating, the ring-fenced Bank as required by legislation.  This is a highly complex and expensive task but we are on track.

We need to complete the sale of our remaining stake in Barclays Africa Group Ltd.

We also need to establish an enhanced presence inside the EU to handle our European Union activities within the borders of the EU should this be required as a result of the Brexit negotiations.  Contingency plans are in place for this eventuality.

We therefore expect the restructuring of the bank will largely be completed this year but further challenges remain.  The digital economy is evolving rapidly, which is likely to cannibalise parts of our business system.  This said, we believe we have the best capability to take advantage of this.  We need to resolve a number of material historical legacy conduct issues.  Our technological and operating infrastructure needs to be modernised and be cyber resilient, and we need to improve our internal controls to avoid creating more issues in the future. We also face an uncertain economic picture in the UK and the EU as a result of Brexit.

I believe we are up to the challenge, and am genuinely pleased by the progress we have made over the last twelve months and confident we will achieve satisfactorily the turnaround in the performance and value of the Group.

I am very conscious that we reduced the dividend last year. I do appreciate the importance of sustainable dividend payments and can see the time coming when we will have the capital strength and earnings performance to raise the dividend. We will of course update shareholders as soon as we can on dividend policy going forward.

In conclusion, my aim, as I stated last year, is to achieve a clean and prosperous 2018 and beyond.  I remain very confident of this.  Despite a few remaining dark patches, the light at the end of the tunnel gets brighter with each step.

Let me now hand over to the Chief Executive.

Chief Executive's 2017 AGM statement

Thank you John, and good morning everyone.

I'm pleased to be here today at my second AGM as Chief Executive of your bank, and to have had the opportunity to meet some of you personally before the meeting.

Before I update shareholders on the performance of your company, I wanted to take a moment to talk about the Board's recent announcement regarding whistleblowing.

As you know, this matter is currently subject to regulatory investigation, and that means I am necessarily limited in what I can say about it.

However, I feel it is important that I acknowledge to you - our shareholders - that I made a mistake in becoming involved in an issue which I should have left to the business to deal with.

I have apologised to the Board, and I would today like to apologise to you as well, for that error.

Turning now to the performance of your company.

Just over a year ago, when I last spoke to this audience, I set out our intention to accelerate the restructuring of Barclays; to refocus our company as a transatlantic consumer, corporate, and investment bank, anchored in the two financial capitals of the world, London and New York.

To achieve that, we announced a series of strategic actions including:

●
       the reorganisation of our business into Barclays UK and Barclays International;
●
      the renewal of our commitment to operate a leading global corporate and investment bank;
●
      the reduction of our stake in Barclays Africa, over time, to a non-consolidated level;
●
      and, lastly, the acceleration of the rundown of our Non-Core Unit.

I talked to you last April about the importance of finally finishing the job of restructuring Barclays - setting out clearly what the end-state of this business would look like, getting there as quickly as possible, and thereby creating the ability to deliver the returns shareholders rightly deserve.

As I said then, you have been patient long enough on that account.

I am pleased therefore to report that we have made strong progress over the past year on our strategy.

Looking at our most recent Quarter, which we reported on the 28th of April, you can see the clearest evidence so far of what your company is capable of once the work of restructuring is done. We can deliver high quality returns, and on a sustainable basis.

Our Core businesses continue to produce improving performance.

Together, they delivered a combined Return on Tangible Equity of 11% in the first quarter of 2017.

Within that, Barclays UK produced another typically strong result, with an impressive and increased Return on Tangible Equity of 21.6%.

Of course, we continue to back the British economy, as you would want us to.

From January to March we lent some £4.5 billion in new mortgages to families up and down the United Kingdom, including helping over three and a half thousand first time buyers to get on the property ladder.

The number of loans which small and medium sized businesses accessed through our digital channels doubled in the first quarter, as we lent some £800 million to enterprises across the country.

We are particularly proud to have supported over 21,000 start-up ventures in the first quarter - that's the equivalent of Barclays helping 235 fledgling companies in this country every day.

Nearly £58 billion of transactions for UK merchants were processed through our Barclaycard Payment Solutions system in the quarter, that's up 11% on the comparable period last year.

And we were also delighted to announce in April, the creation of nearly 750 new jobs in our operations and technology centres in Radbroke, Northampton and Glasgow, alongside a further 250 roles looking after customers and clients around the country.

These are the first steps in a programme which will see Barclays create 2,000 new jobs in the United Kingdom over the next three years. This is part of a conscious decision to shift the mix of our work-force in operations and technology away from contractors and other temporary staff, towards full time Barclays employees.

We're doing this because we believe that technology must be a core competency of any global financial institution, and we intend to be a leader in the industry. These new colleagues will help us in that effort and I look forward to welcoming them to the company.

Barclays' commitment to supporting United Kingdom consumers, businesses, and the economy more broadly remains resolute, as it has since the Brexit vote of last June - and I know everyone in this room will want us to continue to do so.

Finally on Barclays UK, this quarter also saw us secure a banking licence for that entity. This is an important milestone as we prepare for the stand-up of our ring-fenced bank here in the second Quarter of next year.

Barclays International is also doing quite well, producing an increased Return on Tangible Equity of 12.5% in the first Quarter of this year.

Within that division, our Consumer, Cards and Payments business remains a growth engine for the Group, producing another very strong performance.

The Corporate & Investment Bank's Return on Tangible Equity of 8.2% represents a year on year improvement. But the Corporate & Investment Bank is still not where we need it to be in terms of profitability.

In Banking, we did see continued market share gains across Mergers & Acquisitions, Debt Capital Markets, and Equity Capital Markets.

In the Markets business we held share. But we didn't do quite as well as we would have liked, particularly in US rates trading - and that did dent performance on a dollar basis.

While we are progressing then, we still have a lot more work to do, and we are already implementing plans to further strengthen performance. We look forward to seeing the fruits of that work in quarters and years to come.

While on the subject of the Investment Bank, I want to briefly touch on the question of 'passporting' and how the Brexit vote might affect our European operations, because I know that is of interest to shareholders.

The first thing to say is that we see this as a wholly manageable challenge.

Our investment banking activities in Europe are certainly important to Barclays, and to our strategy, and we are committed to remaining a strong participant in that marketplace.

To be clear, we believe the development of a single market for financial services in Europe, with the full participation of banks based in the UK, remains the best option for the UK economy and the best option for the European Union economy.

Nevertheless, we recognise that there are a range of possible outcomes of the negotiations in the next 23 months, and we have looked closely at our options as to what we would do in various scenarios. We are confident that we have multiple choices for how we might continue to serve our customers and clients regardless of the outcome.

But I have to say that compared to the complexity of standing up our US Intermediate Holding Company, as we did on July 1st of last year, let alone establishing a ring-fenced bank in the UK from scratch, as we are currently doing, any of the options we might need to pursue are by comparison straightforward, and significantly less costly.

Finally, we do not currently see a need in our options to shift British jobs or significant operations elsewhere. If we require a build-up of capability in another European Union jurisdiction as part of our plans then we can do so, and we will.

In aggregate then, the good Core performance across both of our divisions - Barclays UK and Barclays International - demonstrates once again the quality of the earnings power of the Group, and the value in the diversification we have built into our model.

But of course, as I have said repeatedly since I became Group CEO, the key to you, our shareholders, fully benefitting from that Core strength lies in minimising the drag produced by Barclays' Non-Core assets. And that is why the acceleration of that objective has been so central to our strategy.

The good news is that Non-Core closure is now less than two months away.

Our most recent results showed that Risk Weighted Assets in the unit are down by a further £5 billion, and now are very close to our anticipated exit target of some £25 billion.

Importantly, we are seeing materially lower losses before tax versus last year, as the drag from Non-Core is so much smaller.

The team in Non-Core continues to stay focused on their strategically critical work.

It is a remarkable feat to think that in the period since we began the accelerated run down of the Unit - the first Quarter of 2016 - we have halved the Risk Weighted Assets in Non-Core, completed the sales of 15 businesses, disposed of billions of pounds in derivatives, and closed operations in nine countries.

We will continue to eliminate the remaining assets following the Unit's closure, but after the 30th of June we will have made such progress that operating a separate unit, or treating any residual drag as an exceptional item, is no longer warranted.

And if you want to see the clearest demonstration to date of the benefit of all of that effort for Barclays as a company, then you only need to look at the relative Returns on Tangible Equity for our Core, and for the Group, in this last quarter.

In March of last year I made the convergence of Group Return on Tangible Equity with our Core Return on Tangible Equity a central objective of our strategy. A year ago the gap between those two numbers was over 6%.

Today, if you look through the one-off goodwill write down we booked in relation to the Africa disposal at Q1, that gap is just 2%: an 11% Return on Tangible Equity in Core, versus 9% for the Group, including Non-Core.

The achievement of that convergence is crucial, and it is the most important indicator that our strategy is working.

It is a product of the restructuring of the bank we have been engaged on for the past 16 months, and which we plan to complete this year.

Now turning to Africa, where we are on track for our exit.

As I said in February at our full year results, we have reached an agreement with the local management of Barclays Africa on the terms of separation between our two businesses, which is an essential step in order to proceed with the next stage of our sell down toward regulatory deconsolidation.

This agreement is now with the relevant regulators as part of our formal request for permission to reduce our position to its end-state level. We remain engaged with officials in South Africa and elsewhere as we work through the details of that approval process.

Following their approval we will be free to proceed with our sell down within the timeframe previously indicated.

Costs are well under control.

We printed a Group cost to income ratio of 62% for the quarter, a figure which is also converging well with our current Core cost to income ratio of 59%.

This is driven largely by the elimination of costs within Non-Core, but also by positive jaws in the Core. We remain on track to deliver on our commitment of having a Group cost to income ratio of below 60% over time.

This is an important driver of overall returns and that is why we pay such attention to it.

I am also pleased to report that Barclays' Capital position has never been stronger.

We posted a Core Equity Tier 1 ratio of 12.5% at the first Quarter, and that was after we had taken actions such as paying for the retirement of very expensive capital instruments we had issued during the financial crisis.

At the appropriate time we will of course update you, our shareholders, and the market, on our approach to investing and distributing the sustainable ongoing excess capital we will generate as a business.

I want to be clear - as I was when we met last year - that we are determined to get the dividend up to the level you deserve at the earliest opportunity, and as a management team we will not rest until that is achieved.

There remain some significant headwinds to be dealt with, particularly in the resolution of some outstanding legacy conduct matters, and I don't want to minimise or ignore those.

But, what is in our complete control is the execution of our strategy, and that is going well.

Our Core businesses continue to produce improving performance.

Non-Core closure is now less than two months away.

Exiting Africa is on track.

Costs are well under control.

And our capital position has never been stronger.

Consequently, I feel optimistic about our prospects as a business, and I look forward to the now close day when we can declare our restructuring complete, and emerge as a simplified Transatlantic Consumer, Corporate and Investment Bank, capable of generating the returns which you, our shareholders, deserve.

Thank you for your time, for your continued support in my role as CEO of this iconic British company, and I look forward to any questions you may have.

- Ends -

For further information, please contact:

Investor Relations	Media Relations
Kathryn McLeland	Tom Hoskin
+44 (0) 20 7116 4943	+44 (0) 20 7116 4755

About Barclays
Barclays is a transatlantic consumer, corporate and investment bank offering products and services across personal, corporate and investment banking, credit cards and wealth management, with a strong presence in our two home markets of the UK and the US.

With over 325 years of history and expertise in banking, Barclays operates in over 40 countries and employs approximately 120,000 people. Barclays moves, lends, invests and protects money for customers and clients worldwide.

For further information about Barclays, please visit our website home.barclays

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213800LBQA1Y9L22JB70